RISK FACTORS THAT MAY AFFECT RESULTS

    This Annual Report on Form 10-K, together with the accompanying letter to shareholders, contains forward-looking statements. For this purpose, any statements contained herein that are not statements of historical fact may be considered to be forward-looking statements. Although not a complete list of words that might identify forward-looking statements, we use the words "believes," "anticipates," "plans," "expects," "intends" and similar expressions to identify forward-looking statements. There are a number of important factors that could cause Millennium's actual results to differ materially from those indicated by forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussd elsewhere in this Form 10-K.

REGULATORY RISKS

CLINICAL TRIALS OF OUR PRODUCT CANDIDATES MAY NOT BE SUCCESSFUL

    In order to obtain regulatory approvals for the commercial sale of any products, we or our alliance partners will be required to demonstrate through preclinical testing and clinical trials that the product is safe and efficacious. Prior to our merger with LeukoSite in December 1999, neither we nor any of our alliance partners had initiated human clinical trials with respect to any product or service based upon our discoveries or filed an investigational new drug application with the United States Food and Drug Administration, or FDA, to do so.

    The results from preclinical testing of a product that is under development may not be predictive of results that will be obtained in human clinical trials. In addition, the results of early human clinical trials may not be predictive of results that will be obtained in larger scale, advanced stage clinical trials. Furthermore, we, our collaborators or the FDA may suspend clinical trials at any time if the subjects or patients participating in such trials are being exposed to unacceptable health risks or for other reasons.

    The rate of completion of any clinical trials that we conduct will be dependent on the rate of patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the protocol, the availability of alternative treatments, the proximity of patients to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment may cause us to incur increased costs and program delays.

RELIANCE ON THIRD PARTIES TO CONDUCT TRIALS

    To date, all of our clinical trials have been conducted by third parties under contract to us. Although we acquired certain clinical trial capabilities in our merger with LeukoSite, for the foreseeable future we expect to rely primarily on our strategic alliance partners and other third parties to conduct clinical trials of our products in most circumstances. We will have less control over such clinical trials than if we were conducting the trials directly. As a result, these trials may not begin or be completed as planned.

WE MAY NOT OBTAIN REGULATORY APPROVALS; THE APPROVAL PROCESS IS COSTLY AND
  LENGTHY

    We must obtain regulatory approvals for our ongoing development activities and before marketing or selling any product or service. We may not receive regulatory approvals to conduct clinical trials of our products or to manufacture or market our products and services. In particular, we may not receive regulatory approval from the FDA or any other regulatory authority to market CAMPATH-Registered Trademark- monoclonal antibody, our most advanced product candidate. In addition, regulatory agencies may not grant such approvals on a timely basis or may revoke previously granted approvals.

    The process of obtaining FDA and other required regulatory approvals, including approvals in other countries, is lengthy and expensive. The time required for FDA and other clearances or approvals

                                       22
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is uncertain and typically takes a number of years, depending on the complexity and novelty of the product. Any delay in obtaining or failure to obtain required clearance or approvals could materially adversely affect our ability to generate revenues from the affected product or service. We have only limited experience in filing and prosecuting applications necessary to gain regulatory approvals.

    Certain of the products that are likely to result from our research and development programs may be based on new technologies and new therapeutic approaches that have not been extensively tested in humans. One example of such a technology is gene therapy. The regulatory requirements governing these types of products may be more rigorous than for conventional products. As a result, we may experience a longer regulatory process in connection with any products that we develop based on these new technologies or new therapeutic approaches.

    Our analysis of data obtained from preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Any regulatory approval to market a product may be subject to limitations on the indicated uses for which we may market the product. These limitations may limit the size of the market for the product.

    We also are subject to numerous and varying foreign regulatory requirements governing the design and conduct of clinical trials and the manufacturing and marketing of our future products and services. The approval procedure varies among countries. The time required to obtain foreign approvals often differs from that required to obtain FDA approval. Approval by the FDA does not ensure approval by regulatory authorities in other countries.

    All of these regulatory risks also are applicable to development, manufacturing and marketing undertaken by our alliance partners or other collaborators.

EVEN IF WE OBTAIN MARKETING APPROVAL, OUR PRODUCTS WILL BE SUBJECT TO ONGOING
  REGULATORY REVIEW

    The manufacturer of products for which we obtain marketing approval and the manufacturing facilities used to make such products will be subject to continual review and periodic inspections by the FDA. The subsequent discovery of previously unknown problems with the product, manufacturer or facility may result in restrictions on the product or manufacturer, including withdrawal of the product from the market.

    If we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecutions.

RISKS RELATING TO OUR INDUSTRY, BUSINESS AND STRATEGY

THE GENOMICS INDUSTRY IS NEW; WE HAVE NOT COMMERCIALIZED ANY PRODUCTS

    The genomics industry is new and evolving rapidly. To date, we have not commercialized any products. In addition, relatively few products based on gene discoveries have been developed and commercialized by others. Rapid technological development by us or others may result in compounds, products or processes becoming obsolete before we recover our development expenses.

    We have completed development of only one product, CAMPATH-Registered Trademark- monoclonal antibody, and have only recently applied to the FDA for approval to market this product. All of the other products that we are developing will require additional research and development, extensive preclinical studies and clinical trials and regulatory approval prior to any commercial sales. We may need to successfully address a number of technological challenges in order to complete development of any of our products. Moreover, these products may not be effective in treating any disease or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may prevent or limit commercial use.

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

WE PLAN TO EXPAND RAPIDLY; IF WE CANNOT MANAGE OUR GROWTH SUCCESSFULLY, OUR
  GROWTH MAY SLOW OR STOP

    We have rapidly expanded our operations and expect to continue to expand. Our growth has placed, and will continue to place, a significant strain on our management, operating and financial systems. If we cannot manage our expanding operations, we may not be able to continue to grow or we may grow at a slower pace. Furthermore, our operating costs may escalate faster than planned. In order to manage our growth successfully, we must:

    - Maintain close coordination among our executive, finance, operations, research and development organizations;

    - Improve our operating, financial and accounting systems, procedures and controls;

    - Expand, train and manage our employee base effectively; and

    - Acquire and lease significant additional equipment and facilities.

THE ACQUISITIONS WE MAKE MAY NOT BE SCIENTIFICALLY OR COMMERCIALLY SUCCESSFUL

    We completed our merger with LeukoSite on December 22, 1999. We may not be able to successfully integrate or profitably manage LeukoSite's businesses. In addition, the combination of our businesses with LeukoSite's may not achieve revenues, net income or loss levels, efficiencies or synergies that justify the merger. The combined company may experience slower rates of growth as compared to the historical rates of growth of Millennium and LeukoSite independently.

    All acquisitions, including our merger with LeukoSite, involve a number of operational risks, including:

    - Difficulty and expense of assimilating the operations, technology and personnel of the acquired business;

    - Inability to retain the management, key personnel and other employees of the acquired business;

    - Inability to maintain the acquired company's relationships with key third parties, such as alliance partners;

    - Exposure to legal claims for activities of the acquired business prior to acquisition;

    - Diversion of management attention; and

    - Amortization of substantial goodwill and write-off of in-process research and development costs, adversely affecting our reported results of operations.

    If we make additional significant acquisitions in which the consideration paid includes stock or other securities, our outstanding common stock may be significantly diluted. If we make one or more significant acquisitions in which the consideration paid includes cash, we may be required to use a substantial portion of our available cash.

OUR GROWTH COULD BE LIMITED IF WE ARE UNABLE TO ATTRACT AND RETAIN KEY PERSONNEL

    Our success is substantially dependent on the ability, experience and performance of our senior management and other key personnel. If we lose one or more of the members of our senior management or other key employees, our business and operating results could be seriously harmed.

    In addition, our future success will depend heavily on our ability to continue to hire, train, retain and motivate additional skilled managerial and scientific personnel. The pool of personnel with the skills that we require is limited. Competition to hire from this limited pool is intense.

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    The stock options held by LeukoSite employees became fully vested upon the closing of our acquisition of LeukoSite. This acceleration may adversely affect our ability to retain former LeukoSite employees.

WE FACE SUBSTANTIAL COMPETITION, WHICH MAY RESULT IN OTHERS DISCOVERING, DEVELOPING OR COMMERCIALIZING PRODUCTS AND SERVICES BEFORE OR MORE SUCCESSFULLY THAN WE DO

    The fields of genomics, biotechnology and pharmaceuticals are highly competitive. We will not succeed if we cannot compete effectively in these fields. Many of our competitors are substantially larger than we are and have substantially greater capital resources, research and development staffs and facilities than we have. Furthermore, many of our competitors are more experienced than we are in drug discovery, development and commercialization, obtaining regulatory approvals and product manufacturing and marketing. As a result, our competitors may identify genes associated with diseases or discover, develop and commercialize products or services based on such genes before we do. In addition, our competitors may discover, develop and commercialize products or services which render non-competitive or obsolete the products or services that we or our strategic alliance partners are seeking to develop and commercialize.

    Under the Orphan Drug Act, a sponsor of an application to the FDA may seek to obtain a seven-year period of marketing exclusivity for a drug intended to treat a rare disease or condition, which is defined as a disease or condition that occurs in fewer than 200,000 patients. In the event that a competitor receives orphan drug designation and obtains the FDA marketing exclusivity for a drug intended to treat the same rare disease or condition before we obtain such approval, we would not be permitted by the FDA to market our product in the United States for the same use during the exclusivity period. If we receive an orphan drug designation, it may be very expensive to assert our rights under the Orphan Drug Act. In addition, if we receive seven-year marketing exclusivity, the FDA may rescind the period of exclusivity under certain circumstances, including our failure to assure a sufficient quantity of the drug.

RISKS RELATING TO OUR FINANCIAL RESULTS AND NEED FOR FINANCING

WE HAVE INCURRED SUBSTANTIAL LOSSES, WE EXPECT TO CONTINUE TO INCUR LOSSES AND WE WILL NOT BE SUCCESSFUL UNLESS WE REVERSE THIS TREND

    We have incurred losses in four of the last six years including losses in the year ended December 31, 1999. We expect to continue to incur substantial operating losses in future periods.

    To date, substantially all of our revenues have resulted from payments from strategic alliance partners. We have not received any revenues from the sale of products.

    We expect to increase our spending significantly as we continue to expand our infrastructure, research and development programs and commercialization activities. As a result, we will need to generate significant revenues to achieve profitability. We cannot be certain whether or when this will occur because of the significant uncertainties that affect our business.

WE MAY NEED ADDITIONAL FINANCING, WHICH MAY BE DIFFICULT TO OBTAIN

    We will require substantial funds to conduct research and development, including preclinical testing and clinical trials of our potential products, meet our obligations to our strategic alliance partners and manufacture and market any products and services that are approved for commercial sale. Our future capital requirements will depend on many factors, including the following:

    - Our ability to establish and maintain strategic alliances

    - Continued progress in our discovery and development programs

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

    - The number and scope of our discovery and development programs

    - The progress of the development efforts of our strategic partners

    - The scope and results of clinical trials initiated by us

    - The time and costs involved in obtaining regulatory approvals

    - The cost of acquisitions of businesses, products and technologies

    - The cost of manufacturing and commercialization activities

    - The cost of continuing to build our infrastructure, including additional requirements for facilities and costs of recruiting personnel

    - The timing, receipt, and amount of milestones and other payments from our alliance partners

    - The timing, receipt and amount of sales and royalties from our potential products and services in the market

    - The costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs and the costs of obtaining any required licenses to technologies

    - Competing technological and market developments

    We may seek to raise additional financing through public or private equity offerings, debt financings or additional strategic alliance and licensing arrangements. Such additional financing may not be available when we need it or may not be available on terms that are favorable to us.

    If we raise additional funds by issuing equity securities, further dilution to our then existing stockholders will result. In addition, the terms of the financing may adversely affect the holdings or the rights of such stockholders. If we are unable to obtain adequate funding on a timely basis, we may be required to significantly curtail one or more of our discovery or development programs. We could be required to seek funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates or products which we would otherwise pursue on our own.

RISKS RELATING TO DEVELOPMENT OF GENOMICS AND GENETICS BASED TECHNOLOGY AND
  PRODUCTS

IF OUR TECHNOLOGICAL APPROACHES ARE NOT SUCCESSFUL, WE MAY NOT BE ABLE TO DEVELOP AND COMMERCIALIZE ANY PRODUCTS AND SERVICES

    Our genomics research is focused primarily on diseases that may be linked to several or many genes working in combination. Both we and the general scientific and medical communities have a limited understanding relating to the role of genes and their products in these diseases. Our technological approaches to drug target identification and validation may not enable us to successfully identify and characterize genes and their products that predispose individuals to diseases. If we do not identify such drug targets, we may not be able to successfully develop and commercialize any products or services. Even if we do identify such drug targets, we will have to do substantial additional work to translate these discoveries into products.

WE MAY NOT BE ABLE TO OBTAIN BIOLOGICAL MATERIAL, INCLUDING HUMAN AND ANIMAL DNA SAMPLES REQUIRED FOR OUR GENETIC STUDIES

    Our gene identification strategy includes genetic studies of families and populations prone to particular diseases. These studies require the collection of large numbers of DNA samples from

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affected individuals, their families and other suitable populations as well as animal models. The availability of DNA samples and other biological material is important to our ability to discover the genes responsible for human diseases through human genetic approaches and other studies. Competition for these resources is intense; and access to suitable populations, materials and samples could be limited by forces beyond our control, including governmental actions. Some of our competitors may have obtained access to significantly more family and population resources and biological materials than we have obtained. As a result, we may not be able to obtain access to DNA samples necessary to support our human gene discovery programs.

RISKS RELATING TO STRATEGIC ALLIANCE PARTNERS

WE DEPEND ON STRATEGIC ALLIANCE PARTNERS; OUR BUSINESS MAY SUFFER IF ANY OF OUR STRATEGIC ALLIANCE PARTNERS BREACHES THEIR AGREEMENT OR FAILS TO SUPPORT OR TERMINATES THEIR ALLIANCE WITH US

    We conduct most of our discovery and development activities through strategic alliances. The success of these programs is heavily dependent on the efforts and activities of our strategic alliance partners. Our agreements with our alliance partners allow them significant discretion in determining the efforts and resources that they will apply to the alliance. Our existing and any future alliances may not be scientifically or commercially successful.

    The risks that we face in connection with these alliances include:

    - If any of our alliance partners were to breach or terminate an agreement with us, reduce its funding or otherwise fail to conduct its collaborative activities successfully, we could be required to devote additional internal resources to the program that is the subject of the alliance, scale back or terminate the program, seek an alternative partner or license or otherwise secure intellectual property rights previously associated with the alliance in order to continue the program.

    - All of our strategic alliance agreements are subject to termination under various circumstances, including in many cases on short notice without cause. Some of our alliance agreements provide that if we fail to meet specified performance criteria, our alliance partner may terminate the agreement while maintaining rights and licenses to certain of our discoveries. If an alliance partner terminates its alliance with us, it may adversely affect the perception of us in the business and financial communities.

    - In our strategic alliance agreements, we generally agree not to conduct certain research and development in the field that is the subject of the alliance. These agreements may have the effect of limiting the areas of research and development we may pursue, either alone or in collaboration with third parties.

    - Our alliance partners may develop and commercialize, either alone or with others, products and services that are similar to or competitive with the products and services that are the subject of the alliance with us. Such competing products and services may result in our alliance partner withdrawing financial and related support for our product and service candidates.

    - Reductions in marketing or sales efforts or a discontinuation of marketing or sales efforts of our products or services by our alliance partners would reduce our revenues, which in many cases will be based on a percentage of net sales by our alliance partner. Our alliance partners may change the focus of their development and commercialization efforts. Pharmaceutical and biotechnology companies historically have re-evaluated their priorities following mergers and consolidations, which have been common in recent years in these industries.

    - We will rely on our alliance partners to manufacture most products covered by our alliances. For example, Becton Dickinson has the sole right to manufacture Melastatin-TM-.

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

WE MAY NOT BE SUCCESSFUL IN ESTABLISHING ADDITIONAL STRATEGIC ALLIANCES

    An important element of our business strategy is entering into strategic alliances for the development and commercialization of products and services based on our discoveries. We face significant competition in seeking appropriate alliance partners. We may not be successful in our efforts to establish additional strategic alliances or other alternative arrangements. The terms of any additional strategic alliances or other arrangements that we establish may not be favorable to us. Moreover, such strategic alliances or other arrangements may not be successful.

CONFLICTS MAY ARISE BETWEEN US AND OUR MAJORITY-OWNED SUBSIDIARY

    We have a subsidiary, Millennium Predictive Medicine, Inc., or MPMx, in which minority equity interests are held by third parties. In addition, we may establish additional subsidiaries in the future in which the subsidiary sells minority equity interests to third parties. Conflicts may arise between us and such subsidiaries, including with respect to:

    - the allocation of business opportunities;

    - the sharing of rights, technologies, facilities, personnel and other resources; and

    - the fiduciary duties owed by officers and directors who provide services to both us and one or more of these subsidiaries.

RISKS RELATING TO INTELLECTUAL PROPERTY

WE MAY NOT BE ABLE TO OBTAIN PATENT PROTECTION FOR OUR DISCOVERIES, THE PATENT PROTECTION WE HAVE OR MAY OBTAIN MAY BE INADEQUATE AND WE MAY INFRINGE PATENT RIGHTS OF THIRD PARTIES

    The patent positions of pharmaceutical and biotechnology companies, including us, are generally uncertain and involve complex legal, scientific and factual questions.

    Our success depends in significant part on our ability to:

    - Obtain patents;

    - Obtain licenses to the proprietary rights of others on commercially reasonable terms;

    - Operate without infringing upon the proprietary rights of others;

    - Prevent others from infringing on our proprietary rights; and

    - Protect trade secrets.

THERE IS SIGNIFICANT UNCERTAINTY ABOUT THE VALIDITY AND PERMISSIBLE SCOPE OF
  GENOMICS PATENTS

    The validity and permissible scope of patent claims in the pharmaceutical and biotechnology fields, including the genomics field, involve important unresolved legal principles. For example, there is significant uncertainty both in the United States and abroad regarding the patentability of gene sequences in the absence of functional data and the scope of patent protection available for full-length genes and partial gene sequences. Moreover, certain groups have made certain gene sequences available in publicly accessible databases. These and other disclosures may adversely affect our ability to obtain patent protection for gene sequences claimed by us in patent applications that we file subsequent to such disclosures. There is also some uncertainty as to whether human clinical data will be required for issuance of patents for human therapeutics. If such data are required, our ability to obtain patent protection could be delayed or otherwise adversely affected.

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OUR COLLABORATORS MAY PUBLISH DATA THAT WILL LIMIT OUR ABILITY TO OBTAIN PATENT
  PROTECTION

    Our collaborators have certain rights to publish data and information in which we have rights. While we believe that the limitations on publication of data developed by our collaborators pursuant to our collaboration agreements will be sufficient to permit us to apply for patent protection, there is considerable pressure to publish discoveries. Such publication could affect our ability to obtain patent protection for some inventions in which we may have an interest.

THE PROTECTION THAT OUR PATENTS AND PATENT APPLICATIONS AFFORD US MAY BE LIMITED

    United States and foreign patents may not issue from any patent applications that we own or license. If patents do issue, the claims granted may not be sufficiently broad to protect our technology. Any rights we may have under any issued patents that we own or have licensed may not provide us with sufficient protection against competitive products or otherwise cover commercially valuable products or processes. In addition, issued patents that we own or license may be challenged, infringed upon, invalidated, found to be unenforceable or circumvented by others. Our patents also may not afford us protection against competitors with similar technology. Because patent applications in the United States may be maintained in secrecy until patents issue, third parties may have issued patents or have filed or maintained patent applications for technology used by us or covered by our pending patent applications without our being aware of these patents or patent applications. We cannot be certain that the applicants or inventors of subject matter covered by patent applications or patents that we own or have licensed were the first to invent or the first to file patent applications for such inventions.

DISPUTES REGARDING PATENT RIGHTS MAY BE COSTLY TO RESOLVE AND WE COULD LOSE OUR
  RIGHTS

    If another party claims the same subject matter or subject matter overlapping with subject matter that we have claimed in a United States patent application or patent, we may decide or be required to participate in interference proceedings in the United States Patent and Trademark Office in order to determine priority of invention. Loss of such an interference proceeding would deprive us of patent protection sought or previously obtained. Participation in such proceedings could result in substantial costs, whether or not the eventual outcome is favorable. Similarly, patents or applications that we have licensed could become the subject of interference proceedings in the United States Patent and Trademark Office, and loss of such an interference proceeding would deprive us of licensed rights under patent protection sought or previously obtained.

OTHERS MAY OWN OR CONTROL PATENTS OR PATENT APPLICATIONS AND REQUIRE US TO SEEK LICENSES OR BLOCK OUR COMMERCIALIZATION EFFORTS

    We may not have rights under certain patents or applications related to our proposed products, processes or services. These patents and patent applications in the United States and abroad may be owned or controlled by third parties. Therefore, in some cases, such as those detailed below, to develop, manufacture, sell or import certain of our proposed products, processes or services, we or our alliance partners may choose to seek or be required to seek licenses under third party patents issued in the United States and abroad or those which might issue from United States and foreign patent applications. If licenses are not available to us on acceptable terms, we or our alliance partners may not be able to develop, manufacture, sell or import these products, processes or services.

    With respect to our product candidate LDP-01, we are aware of third party patents and patent applications which relate to certain anti-CD18 antibodies and their use in various methods of treatment including methods of reperfusion therapy and methods of treating focal ischemic stroke. In addition, our LDP-01, LDP-02, and CAMPATH-Registered Trademark- product candidates are humanized monoclonal antibodies. We are aware of third party patents and patent applications which relate to certain humanized or modified

                                       29
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antibodies, products useful for making humanized or modified antibodies, and processes for making and using humanized or modified antibodies. We are also aware of third party patents and patent applications relating to certain manufacturing processes, products thereof and materials useful in such processes.

    Our product candidates LDP-977, LDP-341, and LDP-519 are all small molecule drug candidates. With respect to LDP-341, we are aware of third party patents or patent applications which relate to either intermediates or synthetic processes used in the synthesis of these compounds. Additionally, for the use of LDP-341 and LDP-519 in the treatment of infarctions we are aware of the existence of a potentially interfering patent application filed by one of our former consultants.

OUR RIGHT TO USE CERTAIN TECHNOLOGIES IS DEPENDENT ON LICENSES WHICH COULD BE
  TERMINATED OR LOST

    We are a party to various license agreements that give us rights under certain intellectual property rights of third parties. We cannot assure you that we will be able to continue to license these rights on commercially reasonable terms, if at all. These licenses impose various commercialization, sublicensing, royalty, insurance and other obligations on us. Our failure to maintain rights under any license could have a material adverse effect on our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO KEEP OUR TRADE SECRETS CONFIDENTIAL

    We also rely significantly upon unpatented proprietary technology, information, processes and know-how, including proprietary software and databases of proprietary gene sequences and biological information. We seek to protect this information by confidentiality agreements with our respective employees, consultants and other third party contractors as well as through other security measures. These confidentiality agreements may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competitors.

WE MAY BECOME INVOLVED IN EXPENSIVE PATENT LITIGATION OR OTHER PROCEEDINGS WHICH COULD RESULT IN LIABILITY FOR DAMAGES OR STOP OUR DEVELOPMENT AND
COMMERCIALIZATION EFFORTS

    There has been substantial litigation and other proceedings regarding the patent and other intellectual property rights in the pharmaceutical and biotechnology industries. We may become a party to patent litigation or other proceedings regarding intellectual property rights. For example, we believe that we hold patent applications that cover genes that are also claimed in patent applications filed by others. Interference proceedings before the United States Patent and Trademark Office may be necessary to establish which party was the first to invent these genes.

    Other types of situations in which we may become involved in patent litigation or other proceedings include:

    - We may initiate litigation or other proceedings against third parties to enforce our patent rights or licensed patent rights.

    - We may initiate litigation or other proceedings against third parties to seek to invalidate the patents they hold or to obtain a judgment that our products, processes or services do not infringe their patents.

    - If third parties file patent applications that claim inventions also claimed by us, we may participate in interference or opposition proceedings to determine the priority of invention or entitlement to a patent.

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

    - If third parties initiate litigation or other proceedings claiming that our processes, products or services infringe their patent or other intellectual property rights, we will need to defend ourselves against such claims.

    There can be no assurance that any of the patents that we own or have licensed will ultimately be held valid and enforceable or that efforts to assert or defend any patents or other intellectual property rights would be successful. Similarly, there can be no assurances that products or processes used by us or our alliance partners will not be held to infringe patents or other intellectual property rights of others.

    The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the cost of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. If a patent litigation or other proceeding is resolved against us, we or our alliance partners may be enjoined from developing, manufacturing, selling or importing our products, processes or services without a license from the other party and we may be held liable for significant damages. We may not be able to obtain any required license on commercially acceptable terms or at all.

    Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

RISKS RELATING TO PRODUCT MANUFACTURING, MARKETING AND SALES

THE MARKET MAY NOT BE RECEPTIVE TO OUR PRODUCTS AND SERVICES UPON THEIR
  INTRODUCTION

    The commercial success of our products and services that are approved for marketing will depend upon their acceptance by the medical community and third party payors as clinically useful, cost effective and safe. Many of the products and services that we are developing are based upon new technologies or therapeutic approaches. As a result, it may be more difficult for us to achieve market acceptance of our products and services, particularly the first products and services that we introduce to the market based on new technologies and therapeutic approaches.

    Other factors that we believe will materially affect market acceptance of our products and services include:

    - The timing of receipt of marketing approvals and the countries in which such approvals are obtained

    - The safety, efficacy and ease of administration of the product

    - The success of physician education programs

WE HAVE NO SALES, MARKETING OR DISTRIBUTION EXPERIENCE AND CAPABILITIES

    We have no sales, marketing or distribution experience and capabilities. We plan to rely significantly on sales, marketing and distribution arrangements with our strategic alliance partners and other third parties for the products and services that we are developing. For example, our partnership that holds CAMPATH-Registered Trademark- monoclonal antibody will rely solely upon Schering AG and its U.S. affiliate, Berlex Laboratories, for the marketing, distribution and sale of the CAMPATH-Registered Trademark- product throughout the world other than the Far East. The terms of the arrangements that we enter into relating to marketing and sales of our products may not be favorable to us. In addition, we may have limited or no control over the sales, marketing and distribution activities of third parties. Our future revenues will be materially dependent upon the success of the efforts of these third parties with whom we enter into these arrangements.

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    If in the future we determine to perform sales, marketing and distribution functions ourselves, we would face a number of additional risks, including:

    - We may not be able to attract and build a sufficient marketing staff or sales force.

    - The cost of establishing a marketing staff or sales force may not be justifiable in light of any product or service revenues.

    - Our direct sales and marketing efforts may not be successful.

WE HAVE LIMITED MANUFACTURING CAPABILITIES AND WILL BE DEPENDENT ON THIRD PARTY
  MANUFACTURERS

    We have limited manufacturing experience and no commercial scale manufacturing capabilities. In order to continue to develop products and services, apply for regulatory approvals and, ultimately, commercialize any products and services, we will need to develop, contract for or otherwise arrange for the necessary manufacturing capabilities.

    We currently rely upon third parties to produce material for preclinical testing purposes and expect to continue to do so in the future. We also expect to rely upon other third parties, including our strategic alliance partners, to produce materials required for clinical trials and for the commercial production of certain of our products if we succeed in obtaining necessary regulatory approvals. Our partnership with ILEX Oncology relies on Boehringer Ingleheim as the sole source manufacturer of CAMPATH-Registered Trademark- monoclonal antibody. There are a limited number of manufacturers that operate under the FDA's good manufacturing practices regulations capable of manufacturing for us. If we are unable to arrange for third party manufacturing of our products, or to do so on commercially reasonable terms, we may not be able to complete development of our products or market them.

    To the extent that we enter into manufacturing arrangements with third parties, we will be dependent upon these third parties to perform their obligations in a timely manner. If such third party suppliers fail to perform their obligations, we may be adversely affected in a number of ways, including:

    - We may not be able to initiate or continue clinical trials of products that are under development.

    - We may be delayed in submitting applications for regulatory approvals for our products.

    - We may not be able to meet commercial demands for our products.

    We may in the future determine to manufacture certain of our products in our own manufacturing facilities. We will require substantial additional funds and need to recruit qualified personnel in order to build or lease and operate any manufacturing facilities. We may not be able to successfully develop our own manufacturing capabilities. Moreover, it may be very costly and time consuming for us to develop such capabilities.

    The manufacture of products by us and our alliance partners and suppliers is subject to regulation by the FDA and comparable agencies in foreign countries. Delay in complying or failure to comply with such manufacturing requirements could materially adversely affect the marketing of our products.

IF WE FAIL TO OBTAIN AN ADEQUATE LEVEL OF REIMBURSEMENT FOR OUR FUTURE PRODUCTS OR SERVICES BY THIRD PARTY PAYORS, THERE MAY BE NO COMMERCIALLY VIABLE MARKETS FOR OUR PRODUCTS OR SERVICES

    The availability and levels of reimbursement by governmental and other third party payors affects the market for any pharmaceutical product or service. These third party payors continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for medical products and services. In certain foreign countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. We may not be able to sell our products profitably if reimbursement is unavailable or limited in scope or amount.

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    In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system. Further proposals are likely. The potential for adoption of these proposals affects or will affect our ability to raise capital, obtain additional collaborative partners and market our products.

    If we or our alliance partners obtain marketing approvals for our products, we expect to experience pricing pressure due to the trend toward managed health care, the increasing influence of health maintenance organizations and additional legislative proposals.

ETHICAL, LEGAL AND SOCIAL ISSUES RELATED TO GENETIC TESTING MAY CAUSE OUR DIAGNOSTIC PRODUCTS TO BE REJECTED BY CUSTOMERS OR PROHIBITED OR CURTAILED BY GOVERNMENTAL AUTHORITIES

    Diagnostic tests that evaluate genetic predisposition to disease raise issues regarding the use and confidentiality of the information provided by such tests. Insurance carriers and employers might discriminate on the basis of such information, resulting in a significant barrier to the acceptance of such tests by customers. Such discrimination could cause governmental authorities to prohibit or limit the use of such tests.

RISKS RELATING TO OUR ONGOING OPERATIONS

WE MAY BE EXPOSED TO PRODUCT LIABILITY CLAIMS AND MAY NOT BE ABLE TO OBTAIN ADEQUATE PRODUCT LIABILITY INSURANCE

    Our business exposes us to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of human therapeutic and diagnostic products. Product liability claims or product recalls, regardless of the ultimate outcome, could require us to spend significant time and money in litigation and to pay significant damages. We currently have a limited amount of product liability insurance coverage. If we decide to increase our coverage, we may not be able to obtain such additional product liability insurance at a reasonable cost or in sufficient amounts to protect us against losses due to liability claims.

WE COULD INCUR LIABILITIES RELATING TO HAZARDOUS MATERIALS THAT WE USE IN RESEARCH AND DEVELOPMENT ACTIVITIES

    Our research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive materials. There is a risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for any damages that result. This type of liability could exceed our resources.

RISKS RELATING TO OUR CONVERTIBLE SUBORDINATED NOTES

SUBSTANTIAL LEVERAGE AND DEBT SERVICE OBLIGATIONS MAY ADVERSELY AFFECT OUR CASH
  FLOW

    We have substantial amounts of outstanding indebtedness, primarily our 5.50% Convertible Subordinated Notes due January 15, 2007. We also may obtain additional long term debt and working capital lines of credit. As a result of this indebtedness, our principal and interest payment obligations are substantial. There is the possibility that we may be unable to generate cash sufficient to pay the principal of, interest on and other amounts due in respect of our indebtedness when due.

    Our substantial leverage could have significant negative consequences, including:

    - increasing our vulnerability to general adverse economic and industry conditions;

    - limiting our ability to obtain additional financing;

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    - requiring the dedication of a substantial portion of our cash from operations to service our indebtedness, thereby reducing the amount of our cash available for other purposes, including capital expenditures;

    - limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

    - placing us at a possible competitive disadvantage vis-a-vis less leveraged competitors and competitors that have better access to capital resources.

WE MAY BE UNABLE TO REPURCHASE OUR OUTSTANDING NOTES AS REQUIRED BY THEIR TERMS

    At maturity, the entire outstanding principal amount of our 5.5% convertible subordinated notes will become due and payable. In addition, if a change in control, as defined in the indenture relating to the notes, occurs, each holder of the notes may require us to repurchase all or a portion of that holder's notes. At maturity or if a change in control occurs, we may not have sufficient funds or may be unable to arrange for additional financing to pay the principal amount or repurchase price due. Under the terms of the indenture for the notes, we may elect, if we satisfy certain conditions specified in the indenture, to pay the repurchase price with shares of common stock. Our borrowing arrangements or agreements relating to senior debt to which we become a party may contain restrictions on, or prohibitions against, our repurchases of the notes. If the maturity date or change in control occurs at a time when our other arrangements prohibit us from repurchasing the notes, we could try to obtain the consent of the lenders under those arrangements to purchase the notes, or we could attempt to refinance these borrowings that contain the restrictions. If we do not obtain the necessary consents or refinance these borrowings, we will be unable to repurchase the notes. In that case, our failure to repurchase any tendered notes or notes due upon maturity would constitute an event of default under the indenture. Any such default, in turn, may cause a default under the terms of our senior debt. As a result, in those circumstances, the subordination provisions of the indenture would, absent a waiver, prohibit any repurchase of the notes until we pay the senior debt in full.

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